UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G
                    Under the Securities Exchange Act of 1934

                      Y3K Secure Enterprise Software, Inc.
                      ------------------------------------
                                (Name of Issuer)



                    Common Stock, par value $0.001 per share
                    ----------------------------------------
                         (Title of Class of Securities)



                                   98425Q 10 3
                                 --------------
                                 (CUSIP Number)



                                January 26, 2004
             -----------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)



Check the appropriate box to designate the rule pursuant to which this Schedule is filed:


        [ ]  Rule 13d-1(b)

        [X] Rule 13d-1(c)

        [ ] Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.



The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP NO.                       Schedule 13G             Page  2  of  5  Pages

--------------------------------------------------------------------------------

      1. Persons.................................Lonnie J. Benson

         I.R.S. Identification Numbers of Reporting Persons (entities only)........
--------------------------------------------------------------------------------

     #2. Check Appropriate Box if a Member of a Group:

         (a) [  ]

         (b) [  ]


--------------------------------------------------------------------------------

      3. SEC Use Only

      4. Citizenship or Place of Organization .............. State of Washington
--------------------------------------------------------------------------------

         Number of Shares Beneficially Owned by Each Reporting Person With:

             5.  Sole Voting Power .................. -0-
         -----------------------------------------------------------------------

             6.  Shared Voting Power ................. 6,722,722 (1)
         -----------------------------------------------------------------------

             7.  Sole Dispositive Power ..............-0-
         -----------------------------------------------------------------------

             8.  Shared Dispositive Power .............6,722,722 (1)
         -----------------------------------------------------------------------

9. Aggregate Amount Beneficially Owned by Each Reporting Person .. 6,722,722 (1)
--------------------------------------------------------------------------------


    #10. Check Box if Aggregate Amount in Row "9" Excludes Certain
         Shares ........

--------------------------------------------------------------------------------

     11. Percent of Class Represented by Amount in Row "9"......... 8.68%(2)
--------------------------------------------------------------------------------

    #12. Type of Reporting Person ................................. IN
--------------------------------------------------------------------------------

     (1) Directly owned by Fox Communications Corporation. Lonnie J. Benson is the sole shareholder of Fox Communications Corporation and may be deemed to have shared voting and dispositive power with respect to such shares.
     (2) Calculated based on 77,473,480 shares of common stock outstanding as of January 26, 2004 (as reflected in Form SB-2 filed on February 2, 2004).

#See Instructions.

CUSIP NO.                       Schedule 13G             Page  3  of  5  Pages

--------------------------------------------------------------------------------

     1. Names of Reporting Persons...............Fox Communications Corporation

     I.R.S.Identification Numbers of Reporting Persons(entities only).91-1434110
--------------------------------------------------------------------------------

     #2. Check Appropriate Box if a Member of a Group:

         (a) [  ]

         (b) [  ]

--------------------------------------------------------------------------------

      3. SEC Use Only

      4. Citizenship or Place of Organization ...............State of Washington
--------------------------------------------------------------------------------

         Number of Shares Beneficially Owned by Each Reporting Person With:

             5.  Sole Voting Power ................................-0-
         -----------------------------------------------------------------------

             6.  Shared Voting Power ..............................6,722,722 (1)
         -----------------------------------------------------------------------

             7.  Sole Dispositive Power ...........................-0-
         -----------------------------------------------------------------------

             8.  Shared Dispositive Power ........................6,722,722 (1)
--------------------------------------------------------------------------------

9. Aggregate Amount Beneficially Owned by Each Reporting Person ..6,722,722 (1)
-------- ----------------------------------------------------------------------

#10. Check Box if Aggregate Amount in Row "9" Excludes Certain Shares ......[  ]

--------------------------------------------------------------------------------

     11. Percent of Class Represented by Amount in Row "9"..............8.68%(2)
--------------------------------------------------------------------------------

    #12. Type of Reporting Person ....................................  CO
--------------------------------------------------------------------------------

     (1) Directly owned by Fox Communications Corporation. Lonnie J. Benson is the sole shareholder of Fox Communications Corporation and may be deemed to have shared voting and dispositive power with respect to such shares.
     (2) Calculated based on 77,473,480 shares of common stock outstanding as of January 26, 2004 (as reflected in Form SB-2 filed on February 2, 2004).

#See Instructions.

CUSIP NO.                       Schedule 13G             Page  4  of  5  Pages

--------------------------------------------------------------------------------

Item 1.(a)  Issuer ......................Y3K Secure Enterprises Software, Inc.
       (b)  Principal Executive Offices .108 West Stewart Street
                                         Puyallup, Washington  98371
Item 2.(a)  Person Filing ...............Lonnie J. Benson and Fox Communications
                                         Corporation
       (b)  Principal Business Office
            or, if none, Residence ......5210 Carillon Point
                                         Kirkland, Washington  98033
          (c)  Citizenship ..............Lonnie J. Benson is a citizen of the
                                         United States of America.Fox
                                         Communications Corporation is a
                                         corporation organized under the laws
                                         of the State of Washington.
          (d)  Title of Class of
               Securities .............. Common Stock,par value $0.001 per share
          (e)  CUSIP Number .............98425Q 10 3

Item 3.Statement Filed Pursuant ss. 240.13d-1(b) or ss. 240.13d-2(b) or (c), by:

          (a) [  ] Broker or dealer registered under Act (15 U.S.C. 78o)
          (b) [  ] Bank as defined in Act ss. 3(a)(6) (15 U.S.C. 78c)
          (c) [  ] Insurance company as defined in Act ss.3(a)(19)(15 U.S.C.78c)
          (d) [  ] Investment company registered under ss. 8, Investment
                   Company Act of 1940 (15 U.S.C. 80a-8)
          (e) [  ] Investment adviser in accordance with ss. 240.13d-1(b)
                   (1)(ii)(E)
          (f) [ ] Employee benefit plan or endowment fund in accordance with ss. 240.13d-1(b)(1)(ii)(F)
          (g) [ ] Parent holding company or control person in accordance with ss. 240.13d-1(b)(1)(ii)(G)
          (h) [ ] Savings association as defined in ss. 3(b), Federal Deposit Insurance Act (12 U.S.C. 1813)
          (i) [ ] Church plan excluded from the definition of an investment company under ss.3(c)(14), Investment Company Act of 1940
                   (15 U.S.C. 80a-3)
          (j) [  ] Group, in accordance with ss. 240.13d-1(b)(1)(ii)(J)

          Statement Filed Pursuant ss.240.13d-1(c)(if applicable,check box) [  ]

Item 4.Ownership of Securities Identified in Item 1.
          (a)  Amount beneficially owned ...........................6,722,722(1)
          (b)  Percentage of class .................................8.68%(2)
          (c)  Number of shares as to which such person filing has:
               (i) sole power to vote or direct the vote ...........-0-
               (ii)shared power to vote or to direct the vote ......6,722,722(1)
               (iii) sole power to dispose of or direct disposition -0-
               (iv)shared power to dispose of or direct disposition.6,722,722(1)
--------------------------------------------------------------------------------

           (1)Directly owned by Fox Communications Corporation. Lonnie J. Benson is the sole shareholder of Fox Communications Corporation and may be deemed to have shared voting and dispositive power with respect to such shares.
           (2)Calculated based on 77,473,480 shares of common stock outstanding as of January 26, 2004 (as reflected in Form SB-2 filed on February 2, 2004).

CUSIP NO.                       Schedule 13G             Page  4  of  5  Pages

--------------------------------------------------------------------------------

Item 5.Ownership of Five Percent or Less of Class. (if filing to report cessation of beneficial ownership of more than five percent of class, check box) ....

Item 6.Ownership of More than Five Percent of Class on
       Behalf of Another ......................................[not applicable]

Item 7.Identification and Classification of Subsidiary
       Which Acquired Security Being Reported on By
       Parent Holding Company .................................[not applicable]

Item 8.Identification and Classification of Members
       of Group ...............................................[not applicable]

Item 9.Notice of Dissolution of Group .........................[not applicable]

Item 10.Certification.
          Statement Filed Pursuant to ss. 240.13d-1(b). By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection or as a principal in any transaction having such purposes or effect.
          Statement Filed Pursuant to ss. 240.13d-1(c). By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                  SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                January 26, 2004
                                ------------------
                                       (Date)


                                /s/ Steven W. Forbes
                                ------------------------------
                                Steven W. Forbes, President of
                                Fox Communications Corporation


                                January 26, 2004
                                -------------------------
                                       (Date)

                                /s/ Lonnie J. Benson
                                --------------------
                                Lonnie J. Benson